ecoTECH Energy Group

September 26, 2012



Securities and Exchange Commission
Attn:  Tanya Aldave
100 F Street, N.E.
Washington, DC 20549

Re:      EcoTECH Energy Group, Inc.
         File No. 333-138989
         Annual Report on Form 10-K for the Year Ended December 31, 2011

Dear Ms. Aldave:

The undersigned, ecoTECH Energy Group, Inc., a Nevada corporation (the "Registrant"), has filed an amendment to its Annual Report on Form 10-K for the Year Ended December 31, 2011 (the "Annual Report") with the Securities and Exchange Commission ("Commission") pursuant to the Securities and Exchange Act of 1934, as amended.

The Annual Report was amended pursuant to our telephone conversation with you of August 3, 2012 to include certain exhibits.

The Registrant hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact us.

                                          Sincerely,

                                          ecoTECH ENERGY GROUP, INC.


                                          /s/ Rolf A. Eugster

                                          Rolf A. Eugster
                                          Chief Financial Officer





                 800 Fifth Avenue, Suite 4100, Seattle, WA 98104

                           www.ecotechenergygroup.com